March 19, 2019

Mary Riskey
Chief Financial Officer
Two Harbors Investment Corp.
575 Lexington Avenue
Suite 2930
New York, NY 10022

       Re: Two Harbors Investment Corp.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed February 27, 2019
           File No. 001-34506

Dear Ms. Riskey:

        We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to the comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2018

Exhibits 31.1, 31.2, 32.1, 32.2

1. We note that your certifications required by Sections 302 and 906 of the Sarbanes Oxley
       Act reference a quarterly report on Form 10-Q rather than the annual report on Form 10-
       K. Please file an amendment with the proper certifications, in accordance with Rules 13a-
       14 and 15d-14 of the Securities Exchange Act of 1934.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Babette Cooper, Staff Accountant, at 202-551-3396 or Daniel Gordon,
Senior Assistant Chief Accountant, at 202-551-3486 with any questions.
 Mary Riskey
Two Harbors Investment Corp.
March 19, 2019
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                                            Sincerely,
FirstName LastNameMary Riskey
                                            Division of Corporation Finance
Comapany NameTwo Harbors Investment Corp.
                                            Office of Real Estate and
March 19, 2019 Page 2                       Commodities
FirstName LastName